Table of Contents
Management’s Discussion and Analysis
1.	Highlights	1
2.	Introduction	2
3.	About CAE	4
4.	Foreign exchange	10
5.	Non-GAAP and other financial measures	11
6.	Consolidated results	13
7.	Results by segment	16
8.	Consolidated cash movements and liquidity	22
9.	Consolidated financial position	23
10.	Business combinations	25
11.	Changes in accounting policies	25
12.	Controls and procedures	26
13.	Selected quarterly financial information	27
Consolidated Interim Financial Statements
Consolidated statement of financial position		28
Consolidated income statement		29
Consolidated statement of comprehensive income		30
Consolidated statement of changes in equity		31
Consolidated statement of cash flows		32
Notes to the Consolidated Interim Financial Statements
Note 1 – Nature of operations and summary of significant accounting policies		33
Note 2 – Changes in accounting policies		34
Note 3 – Business combinations		35
Note 4 – Accounts receivable		35
Note 5 – Finance expense – net		36
Note 6 – Government participation		36
Note 7 – Share capital, earnings per share and dividends		37
Note 8 – Employee compensation		37
Note 9 – Other gains (losses) – net		38
Note 10 – Restructuring, integration and acquisition costs		38
Note 11 – Supplementary cash flows information		39
Note 12 – Fair value of financial instruments		39
Note 13 – Operating segments and geographic information		42
Note 14 – Related party transactions		44

Management’s Discussion and Analysis

for the three months ended September 30, 2017

1.     HIGHLIGHTS

FINANCIAL

SECOND QUARTER OF FISCAL 2018

Revenue from continuing operations lower compared to last quarter and higher compared to the second quarter of fiscal 2017

-     Consolidated revenue from continuing operations was $646.0 million this quarter, $52.9 million or 8% lower than last quarter and $10.5 million or 2% higher than the second quarter of fiscal 2017;

-     For the first six months of fiscal 2018, consolidated revenue from continuing operations was $1,344.9 million, $57.8 million or 4% higher than the same period last year.

Total segment operating income1 higher compared to last quarter and compared to the second quarter of fiscal 2017

-     Total segment operating income was $109.3 million this quarter, $11.5 million or 12% higher than last quarter and $23.5 million or 27% higher compared to the second quarter of fiscal 2017;

-     For the first six months of fiscal 2018, total segment operating income was $207.1 million, $29.2 million or 16% higher than the same period last year.

Net income attributable to equity holders of the Company from continuing operations higher compared to last quarter and the second quarter of fiscal 2017

-     Net income attributable to equity holders of the Company from continuing operations was $65.2 million (or $0.24 per share) this quarter, compared to $63.8 million (or $0.24 per share) last quarter, representing an increase of $1.4 million or 2%, and compared to $48.3 million (or $0.18 per share) in the second quarter of fiscal 2017, representing an increase of $16.9 million or 35%;

-     For the first six months of fiscal 2018, net income attributable to equity holders of the Company from continuing operations was $129.0 million (or $0.48 per share) compared to $117.0 million (or $0.43 per share) for the same period last year, a $12.0 million or 10% increase;

-     As there were no restructuring, integration or acquisition costs, or one-time tax items in the second quarter of fiscal 2018, net income before specific items1 was equal to net income attributable to equity holders of the Company from continuing operations, compared to $63.8 million (or earnings per share before specific items1 of $0.24) last quarter and compared to $55.5 million (or $0.21 per share) in the second quarter of fiscal 2017;

-     As there were no restructuring, integration or acquisition costs, or one-time tax items in the first six months of fiscal 2018, net income before specific items was equal to net income attributable to equity holders of the Company from continuing operations, compared to $126.4 million (or $0.47 per share) for the same period last year.

Free cash flow1 from continuing operations at $63.5 million this quarter, higher compared to last quarter and the second quarter of fiscal 2017

-     Net cash provided by continuing operating activities was $97.1 million this quarter, compared to net cash used in continuing operating activities of $19.2 million last quarter and net cash provided by continuing operating activities of $56.5 million in the second quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $17.2 million this quarter, $19.9 million last quarter, and
$8.8 million in the second quarter of last year;

-     Cash dividends were $23.2 million this quarter, $21.0 million last quarter and $20.3 million in the second quarter of last year.

Capital employed1 decreased by $148.1 million from last quarter

-     Non-cash working capital1 decreased by $17.8 million, ending at $282.7 million;

-     Property, plant and equipment decreased by $18.5 million;

-     Other long-term assets and other long-term liabilities decreased by $134.4 million and $22.6 million respectively;

-     Net debt1 ended at $669.8 million this quarter compared to $804.3 million last quarter.

ORDERS1

-     The book-to-sales ratio1 for the quarter was 1.44x (Civil Aviation Training Solutions was 1.11x, Defence and Security was 1.92x and Healthcare was 1.00x). The ratio for the last 12 months was 1.22x (Civil Aviation Training Solutions was 1.03x, Defence and Security was 1.53x and Healthcare was 1.00x);

-     Total order intake was $931.4 million, compared to $686.7 million last quarter and $746.7 million in the second quarter of fiscal 2017;

-     Total backlog1, including obligated, joint venture and unfunded backlog, was $6,713.6 million as at September 30, 2017.

CAE Second Quarter Report 2018 | 1

1 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

Civil Aviation Training Solutions

-     Civil Aviation Training Solutions obtained contracts with an expected value of $387.6 million, including contracts for 11 full-flight simulators (FFSs).

Defence and Security

-    Defence and Security won contracts valued at $515.5 million.

Healthcare

-    Healthcare order intake was valued at $28.3 million.

BUSINESS COMBINATION

-     During the second quarter of fiscal 2018, we acquired a portfolio of training assets in North America and Europe from a full-flight simulator leasing business for cash consideration of $24.7 million. With this transaction, we obtained full-flight simulators presently in operation and various customer contracts;

-     We signed a sale and purchase agreement pursuant to which we will acquire the remaining 50% equity interest in Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) from AirAsia, for a cash consideration of US$90 million and a long-term contingent cash consideration payable of up to US$10 million. The closing of the transaction is subject to customary closing conditions.

OTHER

-     During the quarter, we concluded the sale to China Southern Airlines of our 49% equity interest in the joint venture Zhuhai Xiang Yi Aviation Technology Company Limited (ZFTC) for US$96 million, excluding post-closing adjustments. As part of the transaction, both companies reached an agreement on the outsourcing to CAE of third-party airline training conducted at China Southern Airlines’ ZFTC facility;

-     During the quarter, we signed a Memorandum of Understanding with Singapore Airlines, to establish a joint venture for pilot training in Singapore. The joint venture will initially focus on primarily providing simulator training for Boeing aircraft types, supporting Singapore Airlines, its subsidiaries and other operators’ pilot training needs in the region. The closing of the transaction is subject to customary closing conditions.

2.     INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2018 mean the fiscal year ending March 31, 2018;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2017;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of November 10, 2017, and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the second quarter ended September 30, 2017. We have prepared it to help you understand our business, performance and financial condition for the second quarter of fiscal 2018. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS) and based on unaudited figures.

Management’s Discussion and Analysis

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended September 30, 2017, and our annual audited consolidated financial statements, which you will find in our financial report for the year ended March 31, 2017. The MD&A section of our 2017 financial report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a hard copy of the Company’s consolidated financial statements and MD&A free of charge by contacting the Investor Relations Department (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development (R&D) activities, fixed-price and long-term supply contracts, strategic partnerships and long term contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental liabilities, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, information technology systems including cybersecurity risk, length of sales cycle, continued returns to shareholders and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, political instability, availability of capital, pension plan funding, doing business in foreign countries including corruption risk and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2017 financial report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

CAE Second Quarter Report 2018 | 3

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1       Who we are

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a 70-year record of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 8,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our mission

Through the training we provide, our mission is to make air travel safer, defence forces mission ready and medical personnel better able to save lives.

3.3      Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.

3.4      Our operations

We provide integrated training solutions to three markets globally:

-    The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

-    The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET

We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of commercial aviation training services and the second largest in business aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in 30 countries and through our broad global network of training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 249 FFSs, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as the Next Generation Training System, which will improve training quality and efficiency through the integration of untapped flight and simulator data-driven insights into training. As the industry leader in training, we continue our strategy to recruit, develop and retain the best instructors, who represent our second largest employee group after engineers. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world with seven academies and a fleet of over 165 aircraft. In the area of resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning a number of decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and also enables us to leverage our extensive worldwide network of spare parts and service teams.

4 | CAE Second Quarter Report 2018

Management’s Discussion and Analysis

Market drivers

Demand for training solutions in the civil aviation market is driven by the following:

-    Pilot training and certification regulations;

-    Safety and efficiency imperatives of commercial airline and business aircraft operators;

-    Expected long-term global growth in air travel;

-    Growing active fleet of commercial and business aircraft;

-    Demand for trained aviation professionals.

Pilot training and certification regulations

Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and national standards for pilot licensing and certification, amongst other regulatory requirements. These mandatory and recurring training requirements are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA), and Federal Aviation Administration (FAA).

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-crew Pilot License (MPL), with the Airline Transport Pilot (ATP) certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA.

Safety and efficiency imperatives of commercial airline and business aircraft operators

The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives in order to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Expected long-term global growth in air travel

The secular growth in air travel is resulting in higher demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 3.7% annually over the next decade. For the first nine months of calendar 2017, passenger traffic increased by 7.7% compared to the first nine months of calendar 2016. Passenger traffic in Asia and Europe grew by 10.0% and 8.5% respectively, while Latin America, the Middle East and North America increased by 7.5%, 6.7% and 4.1% respectively.

In business aviation, training demand is closely aligned to business jet travel. According to the FAA, the total number of business jet flights, which includes all domestic and international flights, was up with 2.6% growth over the past 12 months. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe has improved by 4.8%.

In helicopter aviation, demand is driven mainly by the level of offshore activity in the oil and gas sector, as helicopter operators catering to this sector make up the majority of a relatively small training segment.

Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions, oil price volatility or other major world events.

Growing active fleet of commercial and business aircraft

As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet.

The global active commercial aircraft fleet has grown by an average of 3.2% annually over the past 20 years and is widely expected to continue to grow at an approximate average rate of 3.5% annually over the next two decades as a result of increasing emerging market, low-cost carrier demand and fleet replacement in established markets. From September 2016 to September 2017, the global commercial aircraft fleet increased by 4.9%, growing by 7.5% in Asia Pacific, 5.3% in Europe, the Middle East and Africa (EMEA), and increasing modestly by 2.3% in the Americas.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years. Examples include Bombardier’s Global 7000/8000, Cessna’s Citation Longitude and Hemisphere, Dassault’s Falcon 5X, Gulfstream’s 500/600 and Pilatus’ PC-24.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

CAE Second Quarter Report 2018 | 5

Management’s Discussion and Analysis

Our strong competitive moat in the civil aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs and CAE SimfinityTM procedures trainers, in delivering training equipment solutions that address the growing training needs of airlines that continue to operate their own training centres.

Demand for trained aviation professionals

We have large headroom in the training services market driven by a sustained secular demand for trained aviation professionals. Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfill this growing capacity.

Our Airline Pilot Demand Outlook, released in June 2017, identifies a global requirement for 255,000 new pilots over the next 10 years to sustain and grow the commercial air transport industry. Rapid fleet expansion and high pilot retirement rates create a further need to develop 180,000 first officers into new airline captains. These numbers mean that over 50% of the pilots who will fly the world’s commercial aircraft in 10 years have not yet started to train. To support this growth in demand, the aviation industry will require innovative solutions to match the learning requirements of a new generation of trained aviation professionals, leading to an increase in demand for simulation-based training services and products.

DEFENCE AND SECURITY MARKET

We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of integrated live, virtual and constructive (iLVC) training solutions for defence forces. Most militaries leverage a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. CAE is skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of iLVC training to achieve mission readiness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the contract to provide the United Arab Emirates (UAE) Navy with a comprehensive Naval Training Centre. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. We also offer training solutions to government organizations for emergency and disaster management.

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. As such, we have been increasingly pursuing programs requiring the integration of live, virtual and constructive training and these tend to be larger in size than programs involving only a single component of such a solution. We are a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative iLVC solutions, ranging from academic, virtual and live training to immersive, networked mission rehearsal in a synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost‑effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating outsourced training solutions across different business models, including government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated facilities. Our offerings include training needs analysis; instructional systems design; learning management information systems; purpose-built facilities; state-of-the-art synthetic training equipment; curriculum and courseware development; classroom, simulator, and live flying instruction; maintenance and logistics support; lifecycle support and technology insertion; and financing alternatives.

We have delivered simulation products and training systems to approximately 50 defence forces in over 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. We continue to increase our support for live flying training, such as the live training delivered as part of the NATO Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

Market drivers

Demand for training solutions in the defence and security markets is driven by the following:

-    Growing defence budgets;

-    Attractiveness of outsourcing training and maintenance services;

-    Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

-    Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

-    Explicit desire of governments and defence forces to increase the use of synthetic training;

-    Installed base of enduring defence platforms and new customers;

-    Relationships with OEMs for simulation and training.

6 | CAE Second Quarter Report 2018

Management’s Discussion and Analysis

Growing defence budgets

The U.S. Government has proposed plans to increase annual defence spending to almost $700 billion for its fiscal year 2018. In addition, the U.S. has called on members of the North Atlantic Treaty Organization (NATO) to increase their own defence investment. The majority of the 28 members of NATO have expressed plans to increase defence spending in the coming years, and this includes Canada, which plans to grow annual defence spending from approximately $19 billion to $33 billion in the next 10 years. NATO and allied nations continue to confront the immediate challenges posed by the war on terrorism and have been increasingly renewing and augmenting their strategic defences in view of emerging and resurgent geopolitical threats. Growing defence budgets in the U.S. and much of NATO, as well as other regions such as Asia and the Middle East, will create increased opportunities throughout the defence establishment. Training is fundamental for defence forces to achieve and maintain mission readiness and growth in defence spending is expected to result in corresponding opportunities for training systems and solutions.

Attractiveness of outsourcing training and maintenance services

Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to reduce costs and increase readiness, while allowing active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue, which aligns directly with CAE’s strategy to grow long-term, recurring services business. We believe governments will increasingly look to industry for training solutions to achieve faster delivery, lower capital investment requirements, and for training support required to meet the demand for producing aircrews and achieve desired readiness levels. For example, we are delivering fixed-wing flight training to the U.S. Army at the CAE Dothan Training Center in Dothan, Alabama. At this new training centre, we offer comprehensive classroom, simulator and live-flying training and we believe this type of training service delivery program will become increasingly attractive to defence forces globally.

Desire to integrate training systems to achieve efficiencies and enhanced preparedness

Increased operational tempo combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for an industry partner to help design and manage the total training system. CAE refers to this approach as training systems integration and has positioned the Company globally as a platform-independent training systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. CAE, as a training systems integrator can address the overall iLVC domain to deliver comprehensive training, from undergraduate individual training all the way through to operational, multi-service and joint mission training.

Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and to integrate and network various training systems so military forces can train in a virtual world. Simulation-based technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training for mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the U.S., U.K., Australia, Canada and others all have plans and strategies to leverage iLVC domains within a networked common synthetic environment. According to the U.K. Ministry of Defence, they will be establishing and acquiring a simulation architecture designed to better enable networked training while shifting more training from the live to the synthetic environment. We are actively teaming with other industry partners and promoting open, standard simulation architectures, such as the Open Geospatial Consortium Common Database (OGC CDB), to better enable integrated and networked mission training.

Explicit desire of governments and defence forces to increase the use of synthetic training

One of the underlying drivers for CAE’s expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic training for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. The higher cost of live training, the desire to save aircraft for operational use, and the advanced simulation technologies delivering more realism are several factors prompting a greater adoption of synthetic training. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is advancing. An example of this shift is the U.S. Navy P-8A program, which is replacing the P-3C Orion. CAE has been contracted to design and manufacture for Boeing a total of 18 P-8A operational flight trainers for the Navy. The training curriculum for the P-3C was made up of approximately 30 percent synthetic training, while the P-8A training program leverages synthetic training for approximately 70 percent of the training curriculum. This level of rebalancing of live and virtual training is representative of the desire of governments and defence forces around the world to increase the use of synthetic training.

CAE Second Quarter Report 2018 | 7

Management’s Discussion and Analysis

Installed base of enduring defence platforms and new customers

CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets such as the U.S. have slowed down production of new platforms and delayed new acquisition programs, which has required military forces to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Enduring platforms, such as the C-130 Hercules transport aircraft that is operated by more than 60 nations, provide a solid installed base from which to generate business. Because of our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force (USAF) KC-135 Aircrew Training System and MQ-1 Predator/MQ-9 Reaper aircrew training, and our experience on key enduring platforms, CAE is well-positioned for recurring product upgrades/updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8A, C295, MH-60R and MQ-1/MQ-9 in global defence markets, thus providing opportunities to provide new training systems and services for platforms where CAE has significant experience.

Relationships with OEMs for simulation and training

We are an important partner to OEMs because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8A maritime patrol aircraft and has subcontracted CAE to design and develop P-8A operational flight trainers for the U.S. Navy and Royal Australian Air Force and continues to market the P-8 internationally, which will create further opportunities for CAE. Other examples of CAE’s relationships with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which was selected by Canada for the Fixed-Wing Search and Rescue program; Leonardo on the M-346 lead-in fighter trainer; Lockheed Martin on the C‑130J Super Hercules transport aircraft, which is being acquired by several branches of the USAF as well international militaries; and General Atomics on the Predator family of remotely piloted aircraft. We are also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers.

HEALTHCARE MARKET

We design and manufacture simulators, audiovisual and simulation centre management solutions, develop courseware and offer services for training of medical, nursing and allied healthcare students as well as medical practitioners worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation‑based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. The healthcare simulation market is expanding, with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest range of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions as well as courseware for simulation‑based healthcare education and training. We have sold simulators to customers in approximately 90 countries that are currently supported by our network in Australia, Brazil, Canada, Germany, Hungary, India, Singapore, the U.K. and the U.S. We are a leader in high‑fidelity patient simulators that are uniquely powered by advanced models of human physiology to realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. In 2017, we introduced CAE Juno, the first contemporary clinical skills manikin that meets requirements for fundamental nurse training, currently the largest segment of the healthcare education market. Juno allows nursing programs to adapt to new realities of more complex conditions of hospital patients, liability concerns in healthcare, and thus, decreased access to live patients for learners.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience (SCE) courseware packages for our customers. Our Academy partnered with the International Nursing Association for Clinical Simulation and Learning (INACSL) to develop a fellowship program based on international best practices in healthcare simulation with cohorts in the U.S., U.K. and UAE.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In September 2017, in collaboration with the American Society of Anesthesiologists (ASA), we released Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform will deliver Maintenance of Certification in Anesthesiology (MOCA) education and allow us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through an industry partnership with a medical device company, we developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers.

8 | CAE Second Quarter Report 2018

Management’s Discussion and Analysis

Market drivers

Demand for our simulation products and services in the healthcare market is driven by the following:

-    Limited access to live patients during training;

-    Medical technology revolution;

-    Broader adoption of simulation, with a demand for innovative and custom training approaches;

-    Growing emphasis on patient safety and outcomes.

Limited access to live patients during training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision-making skills. The use of simulation in professional training programs complements traditional learning and allows students to hone their clinical and critical thinking skills for high risk, low frequency events. In 2014, the U.S. National Council of State Boards of Nursing (NCSBN) released a ground-breaking study on the effectiveness of simulation training in pre-licensure nursing programs. Among the findings, nursing students who spent up to 50 percent of clinical hours in high-quality simulation were as well-prepared for professional practice as those whose experiences were drawn from traditional clinical practice.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynaecology medicine. The training and education model is evolving, as evidenced by military branches around the world and most recently the U.S. Pentagon, prohibiting the use of live tissue testing in most medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, interprofessional team training and major disaster response.

Medical technology revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a training partner of choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for the introduction of new interventional procedures. CAE Healthcare announced the release of CAE VimedixAR, an ultrasound training simulator integrated with the Microsoft HoloLens, the world’s first self-contained holographic computer. We are the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market.

Broader adoption of simulation, with a demand for innovative and custom training approaches

The majority of product and service sales in healthcare simulation involve healthcare education. We estimate the total healthcare simulation market at approximately USD $1.1 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia. Together with our more than 55 distributors worldwide, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed reality simulators, high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs.

Growing emphasis on patient safety and outcomes

CAE expects increased adoption of simulation-based training and certification of healthcare professionals as a means to improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market which is primarily education-based. According to a study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors in hospitals and other healthcare facilities are the third-leading cause of death in U.S. hospitals. Training through the use of simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

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4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	September 30	June 30		March 31	Increase /
	2017	2017	Decrease	2017	(decrease)
U.S. dollar (US$ or USD)	1.25	1.30	(4%)	1.33	(6%)
Euro (€ or EUR)	1.47	1.48	(1%)	1.42	4%
British pound (£ or GBP)	1.67	1.69	(1%)	1.67	-

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	September 30	June 30		September 30	Increase /
	2017	2017	Decrease	2016	(decrease)
U.S. dollar (US$ or USD)	1.26	1.35	(7%)	1.30	(3%)
Euro (€ or EUR)	1.47	1.48	(1%)	1.46	1%
British pound (£ or GBP)	1.64	1.72	(5%)	1.71	(4%)

The effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in this quarter’s revenue of $11.1 million and a decrease in net income of $1.9 million when compared to the second quarter of fiscal 2017. For the first six months of fiscal 2018, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $2.7 million and a decrease in net income of $0.9 million when compared to the first six months of fiscal 2017. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s second quarter and comparing these adjusted amounts to our current quarter reported results.

There are three areas of our business that are exposed to the fluctuations of foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons. We apply net investment hedge accounting to hedge our net investments in our U.S. entities. We have designated a portion of the principal amount of our U.S. dollar private placements as the hedging item of those investments.

-    Our production operations outside of Canada (Australia, Germany, India, U.K. and U.S.)

Most of the revenue and costs in these foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operations’ net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our production operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for cash balances, receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure.

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To this effect, we continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign currency cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement. This residual exposure may be higher when foreign currencies experience significant short term volatility.

In order to minimize the impact foreign exchange market fluctuations may have, we also hedge some of the other foreign currency costs incurred in our manufacturing process.

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Earnings per share (EPS) before specific items

Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring, integration and acquisition costs, net of tax, and one‑time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net income before specific items

Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring, integration and acquisition costs, net of tax, and one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

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Management’s Discussion and Analysis

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

Operating profit

Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog

Order intake

Order intake is a non-GAAP measure that represents the expected value of orders we have received:

-     For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract and includes the value of expected future revenues. Expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-     For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

-     For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog

Obligated backlog is a non-GAAP measure that represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subcontracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts. When an option is exercised, it is removed from the unfunded backlog and is considered order intake in the period that it is exercised.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Total segment operating income

Total segment operating income is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

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Management’s Discussion and Analysis

Utilization rate

Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not directly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

6.     CONSOLIDATED RESULTS2

6.1       Results from operations – second quarter of fiscal 2018

(amounts in millions, except per share amounts)		Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017
Revenue		$646.0	698.9	734.7	682.7	635.5
Cost of sales		$458.0	486.2	499.7	483.4	448.6
Gross profit [2]		$188.0	212.7	235.0	199.3	186.9
As a % of revenue	%	29.1	30.4	32.0	29.2	29.4
Research and development expenses [2]		$30.0	32.3	31.3	28.8	25.9
Selling, general and administrative expenses		$75.1	94.8	109.5	90.0	84.3
Other (gains) losses – net		$(18.3)	0.3	(12.3)	(6.8)	3.7
After tax share in profit of equity accounted investees		$(8.1)	(12.5)	(14.4)	(14.1)	(12.8)
Restructuring, integration and acquisition costs		$-	-	20.0	2.8	9.6
Operating profit [2]		$109.3	97.8	100.9	98.6	76.2
As a % of revenue	%	16.9	14.0	13.7	14.4	12.0
Finance income		$(3.3)	(3.2)	(4.3)	(2.2)	(2.8)
Finance expense		$20.8	21.0	20.6	20.7	20.7
Finance expense – net		$17.5	17.8	16.3	18.5	17.9
Earnings before income taxes and discontinued operations		$91.8	80.0	84.6	80.1	58.3
Income tax expense		$24.8	14.6	14.8	11.0	9.5
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		27	18	17	14	16
Earnings from continuing operations		$67.0	65.4	69.8	69.1	48.8
(Loss) earnings from discontinued operations		$-	-	(0.7)	0.2	0.1
Net income		$67.0	65.4	69.1	69.3	48.9
Attributable to:
Equity holders of the Company
Continuing operations		$65.2	63.8	67.4	67.6	48.3
Discontinued operations		$-	-	(0.7)	0.2	0.1
		$65.2	63.8	66.7	67.8	48.4
Non-controlling interests		$1.8	1.6	2.4	1.5	0.5
		$67.0	65.4	69.1	69.3	48.9
EPS attributable to equity holders of the Company
Basic and diluted		$0.24	0.24	0.25	0.25	0.18

Revenue from continuing operations was 8% lower than last quarter and 2% higher than the second quarter of fiscal 2017

Revenue from continuing operations was $52.9 million lower than last quarter mainly because:

-     Civil Aviation Training Solutions revenue decreased by $62.8 million, or 15%, mainly due to lower revenue recognized from simulator sales accounted for at completion, to seasonal decreases in FFS utilization mainly in Europe and in the Americas and an unfavourable foreign exchange impact on the translation of foreign operations;

-     Defence and Security revenue increased by $5.5 million, or 2%, mainly due to higher revenue from Middle Eastern, European and North American programs, partially offset by an unfavourable foreign exchange impact on the translation of foreign operations;

-     Healthcare revenue increased by $4.4 million, or 18%, mainly due to increased patient simulator revenue resulting from increased international sales through distributors and to military customers. The increase was partially offset by lower revenue from interventional simulators.

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2 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

Revenue from continuing operations was $10.5 million higher than the second quarter of fiscal 2017 largely because:

-     Defence and Security revenue increased by $15.5 million, or 6%, mainly due to higher revenue from Middle Eastern, North American and European programs, partially offset by unfavourable foreign exchange impact on the translation of foreign operations and by lower revenue from Australian programs;

-     Healthcare revenue increased by $0.7 million, or 3%, mainly due to higher revenue from patient simulators and centre management solutions, partially offset by lower revenue from partnerships with OEMs;

-     Civil Aviation Training Solutions revenue decreased by $5.7 million, or 2%, mainly due to lower revenue recognized from simulator sales accounted for at completion and an unfavourable foreign exchange impact on the translation of foreign operations. The decrease was partially offset by higher revenue from our manufacturing facility due to the timing of production milestones.

Revenue year to date from continuing operations was $1,344.9 million, $57.8 million or 4% higher than the same period last year, largely because:

-     Civil Aviation Training Solutions revenue increased by $34.5 million, or 5%, mainly due to higher revenue from our manufacturing facility due to the timing of production milestones, higher revenue recognized from simulator sales accounted for at completion and an increase in demand for our crew sourcing business. The increase was also due to higher FFS utilization and the contribution of newly deployed simulators in our network in the Americas, partially offset by a decrease in FFS utilization in Europe and Asia;

-     Defence and Security revenue increased by $21.4 million, or 4%, mainly due to higher revenue from Middle Eastern and European programs, partially offset by lower revenue from Australian programs and an unfavourable foreign exchange impact on the translation of foreign operations;

-     Healthcare revenue increased by $1.9 million, or 4%, mainly due to higher revenue from interventional simulators due to higher sales to military customers and higher revenue from centre management solutions, partially offset by lower revenue from partnerships with OEMs.

You will find more details in Results by segment.

Total segment operating income3 was $11.5 million higher than last quarter and $23.5 million higher compared to the second quarter of fiscal 2017

Operating profit this quarter was $109.3 million, or 16.9% of revenue, compared to $97.8 million, or 14.0% of revenue last quarter and $76.2 million or 12.0% of revenue in the second quarter of fiscal 2017. There were no restructuring, integration and acquisition costs recorded this quarter and last quarter compared to $9.6 million in the second quarter of last year. Total segment operating income was $109.3 million this quarter compared to $97.8 million last quarter and $85.8 million in the second quarter of fiscal 2017.

Total segment operating income was $11.5 million or 12% higher compared to last quarter. Increases in segment operating income were $4.0 million, $3.8 million and $3.7 million for Civil Aviation Training Solutions, Healthcare and Defence and Security respectively.

Total segment operating income was $23.5 million or 27% higher compared to the second quarter of fiscal 2017. Increases in segment operating income of $22.9 million for Civil Aviation Training Solutions and $1.0 million for Defence and Security were partially offset by a decrease of $0.4 million for Healthcare.

For the first six months of fiscal 2018, operating profit was $207.1 million, or 15.4% of revenue, compared to $165.2 million, or 12.8% of revenue for the same period last year. Year to date, restructuring, integration and acquisition costs were nil and total segment operating income was $207.1 million. Last year, restructuring, integration and acquisition costs of $12.7 million were recorded and total segment operating income was $177.9 million.

For the first six months of fiscal 2018, total segment operating income was $29.2 million or 16% higher compared to the same period last year resulting from an increase of $32.2 million for Civil Aviation Training Solutions, partially offset by decreases of $1.9 million for Healthcare and $1.1 million for Defence and Security.

You will find more details in Results by segment.

Net finance expense was $0.3 million lower than last quarter and $0.4 million lower than the second quarter of fiscal 2017

The decrease from last quarter was mainly due to a decrease in other finance expense and lower finance expense on finance leases, partially offset by lower borrowing costs capitalized to certain long-term assets.

The decrease compared to the second quarter of fiscal 2017 was mainly due to higher finance income and lower interest expense on long-term debt, partially offset by an increase in other finance expense.

For the first six months of fiscal 2018 net finance expense was $35.3 million, $2.3 million lower compared to the same period last year. Higher finance income and lower interest expense on long-term debt and finance leases was partially offset by higher finance expense on royalty obligations.

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3 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

Income tax rate was 27% this quarter

Income taxes this quarter amounted to $24.8 million, representing an effective tax rate of 27% compared to an effective tax rate of 18% last quarter and 16% for the second quarter of fiscal 2017. For the first six months of fiscal 2018, income taxes were $39.4 million, representing an effective tax rate of 23% compared to 7% for the same period last year.

The increase in the tax rate compared to last quarter was mainly due to the sale of our equity interest in the joint venture ZFTC this quarter and a negative impact from tax audits in Canada, partially offset by a change in the mix of income from various jurisdictions. For the second quarter, excluding the effect of the sale of our interest in ZFTC, the income tax rate would have been 23%.

The higher tax rate this quarter compared to the second quarter of fiscal 2017 was mainly due to the sale of our equity interest in the joint venture ZFTC and a negative impact from tax audits in Canada this quarter, partially offset by a change in the mix of income from various jurisdictions.

The higher tax rate for the first six months of fiscal 2018, compared to the same period last year, was mainly due to the recognition of deferred tax assets in Brazil last year, the sale of our equity interest in the joint venture ZFTC and a negative impact from tax audits in Canada this year, and a change in the mix of income from various jurisdictions. Excluding the effect of the sale of our interest in ZFTC, for the first six months of fiscal 2018, the income tax rate would have been 20%.

6.2       Consolidated orders and total backlog

Our total consolidated backlog was $6,713.6 million at the end of this quarter. New orders of $931.4 million were added this quarter and $646.0 million in revenue was generated from our obligated backlog. The adjustment of $269.3 million was mainly due to unfavourable foreign exchange movements, the removal of the Initial Entry Rotary-Wing Instructor Support Services contract following the client’s decision to award to the incumbent, and pending final outcome of our subsequent protest, and the revaluation of prior year contracts. Our joint venture backlog4 was $482.4 million and our unfunded backlog4 was $740.2 million. An adjustment was made to the unfunded backlog to reflect the removal of the Initial Rotary-Wing Instructor Support Services contract.

Total backlog down 8% compared to last quarter

	Three months ended	Six months ended
(amounts in millions)	September 30, 2017	September 30, 2017
Obligated backlog, beginning of period	$5,474.9	$5,530.0
+ orders	931.4	1,618.1
- revenue	(646.0)	(1,344.9)
+ / - adjustments	(269.3)	(312.2)
Obligated backlog, end of period	$5,491.0	$5,491.0
Joint venture backlog (all obligated)	482.4	482.4
Unfunded backlog	740.2	740.2
Total backlog	$6,713.6	$6,713.6

The book-to-sales ratio for the quarter was 1.44x. The ratio for the last 12 months was 1.22x.

You will find more details in Results by segment.

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4  Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT

We manage our business and report our results in three segments:5

-    Civil Aviation Training Solutions;

-    Defence and Security;

-    Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017

Civil Aviation Training Solutions		$77.1	73.1	83.8	71.4	54.2
	%	22.1	17.8	20.1	17.3	15.3

Defence and Security		$30.0	26.3	33.0	30.0	29.0
	%	11.2	10.0	11.7	12.3	11.5

Healthcare		$2.2	(1.6)	4.1	-	2.6
	%	7.8	-	12.0	-	9.4
Total segment operating income (SOI)		$109.3	97.8	120.9	101.4	85.8
Restructuring, integration and acquisition costs		$-	-	(20.0)	(2.8)	(9.6)
Operating profit		$109.3	97.8	100.9	98.6	76.2

Capital employed5

(amounts in millions)	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017

Civil Aviation Training Solutions	$1,850.6	2,073.4	1,985.3	2,016.5	2,052.4

Defence and Security	$965.5	924.6	881.2	875.3	862.6

Healthcare	$206.4	213.4	224.3	222.8	214.1

	$3,022.5	3,211.4	3,090.8	3,114.6	3,129.1

16 | CAE Second Quarter Report 2018

5 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

7.1        Civil Aviation Training Solutions

SECOND QUARTER OF FISCAL 2018 EXPANSIONS AND NEW INITIATIVES

Acquisitions and Divestitures

-     We signed a sale and purchase agreement pursuant to which we will acquire the remaining 50% equity interest in AACE from AirAsia, for a cash consideration of US$90 million and a long-term contingent cash consideration payable of up to US$10 million. The closing of the transaction is subject to customary closing conditions;

-     We concluded a sale to China Southern Airlines of our 49% equity interest in the joint venture ZFTC. As part of the transaction, both companies reached an agreement on the outsourcing to CAE of third-party airline training conducted at China Southern Airlines’ ZFTC facility.

Expansions

-     We signed a Memorandum of Understanding with Singapore Airlines, to establish a joint venture for pilot training in Singapore. The joint venture will initially focus on primarily providing simulator training for Boeing aircraft types, supporting Singapore Airlines, its subsidiaries and other operators’ pilot training needs in the region. The closing of the transaction is subject to customary closing conditions;

-     We announced the expansion of our pilot training capacity in Phoenix, U.S. with the addition of a new CAE-built Bombardier CRJ900 FFS which is now ready for training. An additional CAE-built Embraer ERJ-145 will be delivered by the end of the calendar year. We are increasing our training footprint in Phoenix to support the growing pilot training needs of our North American customers;

-     We inaugurated an ATR 72-600 FFS at our training centre in Madrid, Spain.

New programs and products

-     We achieved Interim Level C qualification for the world’s first airline operated Boeing 737MAX FFS, located at Air Canada’s training centre in Toronto, Canada;

-     We launched the CAE Master Pilot Training Program, a badge of honor dedicated to further elevate the experience of business aviation pilots throughout their career, raising pilot levels of platform knowledge, safety awareness and situational response capabilities.

ORDERS

Civil Aviation Training Solutions obtained contracts this quarter expected to generate future revenues of $387.6 million including contracts for 11 FFSs.

Notable contract awards for the quarter included:

-     An exclusive long-term pilot training contract renewal with long-standing customer, Iberia Airlines;

-     An exclusive long-term pilot training contract renewal with Brussels Airlines;

-     An exclusive long-term pilot training contract renewal with Endeavor.

FFS contracts awarded for the quarter:

-     One Boeing 777X FFS to Lufthansa Aviation Training;

-     One Airbus A320NEO FFS and one Boeing 737MAX FFS to Korean Air;

-     One Boeing 737MAX FFS to Fiji Airways;

-     Two Airbus A320 FFSs and one Boeing 737NG to Baltic Aviation Academy;

-     4 FFSs, including one Airbus A320 FFS, one Boeing 767-300ER FFS, and one Boeing 737NG FFS, to undisclosed customers across various regions.

This brings the civil FFS order intake for the first half of the fiscal year to 19 FFSs.

CAE Second Quarter Report 2018 | 17

Management’s Discussion and Analysis

Financial results
(amounts in millions, except operating margins, SEU, FFSs deployed and utilization rate)		Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017
Revenue		$349.0	411.8	417.8	412.8	354.7
Segment operating income		$77.1	73.1	83.8	71.4	54.2
Operating margins	%	22.1	17.8	20.1	17.3	15.3
Depreciation and amortization		$31.8	35.2	33.3	37.3	34.0
Property, plant and equipment expenditures		$21.9	32.7	52.5	16.6	25.1
Intangible assets and other assets expenditures		$1.9	6.0	5.4	4.7	5.3
Capital employed		$1,850.6	2,073.4	1,985.3	2,016.5	2,052.4
Total backlog		$3,106.6	3,225.0	3,288.9	3,253.5	3,337.6
SEU [6]		199	209	210	209	210
FFSs deployed		249	269	269	269	269
Utilization rate [6]	%	70	78	77	76	70

Revenue down 15% from last quarter and down 2% from the second quarter of fiscal 20176

The decrease from last quarter was primarily due to lower revenue recognized from simulator sales accounted for at completion, to seasonal decreases in FFS utilization mainly in Europe and in the Americas and an unfavourable foreign exchange impact on the translation of foreign operations.

The decrease over the second quarter of fiscal 2017 was mainly due to lower revenue recognized from simulator sales accounted for at completion and an unfavourable foreign exchange impact on the translation of foreign operations. The decrease was partially offset by higher revenue from our manufacturing facility due to the timing of production milestones.

Revenue year to date was $760.8 million, $34.5 million or 5% higher than the same period last year. The increase was primarily due to higher revenue from our manufacturing facility due to the timing of production milestones, higher revenue recognized from simulator sales accounted for at completion and an increase in demand for our crew sourcing business. The increase was also due to higher FFS utilization and the contribution of newly deployed simulators in our network in the Americas, partially offset by a decrease in FFS utilization in Europe and Asia.

Segment operating income up 5% over last quarter and up 42% over the second quarter of fiscal 2017

Segment operating income was $77.1 million (22.1% of revenue) this quarter, compared to $73.1 million (17.8% of revenue) last quarter and $54.2 million (15.3% of revenue) in the second quarter of fiscal 2017.

Segment operating income increased by $4.0 million, or 5%, over last quarter. The increase was mainly attributable to the gain on disposal of our equity interest in the joint venture ZFTC, to lower selling, general and administrative expenses and to gains on the sale of existing simulators from our network to our customers. The increase was partially offset by a seasonal decrease in FFS utilization, as mentioned above, and lower revenue recognized from simulator sales accounted for at completion.

Segment operating income increased by $22.9 million, or 42%, over the second quarter of fiscal 2017. The increase was mainly attributable to the gain on disposal of our equity interest in the joint venture ZFTC, lower selling, general and administrative expenses and the gains on the sale of existing simulators from our network to our customers. This increase was partially offset by a less favourable program mix from our manufacturing facility.

Segment operating income for the first six months of the year was $150.2 million (19.7% of revenue), $32.2 million or 27% higher than the same period last year. The increase was mainly attributable to the gain on disposal of our equity interest in the joint venture ZFTC, higher FFS utilization and the contribution of newly deployed simulators in our network in the Americas and more revenue from simulator sales accounted for at completion. The increase was also due to the gains on the sale of existing simulators from our network to our customers.

Property, plant and equipment expenditures at $21.9 million this quarter

Growth capital expenditures were $10.6 million for the quarter and maintenance capital expenditures were $11.3 million.

Capital employed decreased by $222.8 million from last quarter

The decrease from last quarter was mainly due to a decrease in the investment in equity accounted investees primarily due to the disposal of our 49% equity interest in the joint venture ZFTC, as mentioned above, and a lower investment in non-cash working capital, mainly due to higher deferred revenue and lower accounts receivable.

18 | CAE Second Quarter Report 2018

6 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

Total backlog was $3,106.6 million at the end of the quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2017	September 30, 2017
Obligated backlog, beginning of period	$2,778.9	$2,823.9
+ orders	387.6	788.0
- revenue	(349.0)	(760.8)
+ / - adjustments (mainly F/X)	(119.0)	(152.6)
Obligated backlog, end of period	$2,698.5	$2,698.5
Joint venture backlog (all obligated)	408.1	408.1
Total backlog	$3,106.6	$3,106.6

Adjustments this quarter are mainly due to negative foreign exchange movements and the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 1.11x. The ratio for the last 12 months was 1.03x.

7.2       Defence and Security

SECOND QUARTER OF FISCAL 2018 EXPANSIONS AND NEW INITIATIVES

New programs and products

-     Our CAE 3000 Series SW-4 FFS was accepted into service by the Polish Air Force at the 41st Air Base School in Deblin, Poland where it will be used as part of its modernized training program for air force cadets.

ORDERS

Defence and Security was awarded $515.5 million in orders this quarter, including notable contract awards from:

-     The U.K. Ministry of Defence to continue providing aircrew training services at CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF);

-     Lockheed Martin to support the design and manufacture of additional C-130J weapon systems trainers for the USAF and Air National Guard;

-     The USAF to continue providing KC-135 aircrew training services as well as perform a range of simulator upgrades and modifications on KC-135 training devices;

-     The USAF to continue providing MQ-1 Predator and MQ-9 Reaper remotely piloted aircraft aircrew training services and courseware development;

-     The Government of Brunei to provide emergency management training at the CAE Brunei Multi-Purpose Training Centre;

-     The U.S. Navy to continue providing T-44C aircrew training services.

Financial results
(amounts in millions, except operating margins)		Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017
Revenue		$268.7	263.2	282.7	243.7	253.2
Segment operating income		$30.0	26.3	33.0	30.0	29.0
Operating margins	%	11.2	10.0	11.7	12.3	11.5
Depreciation and amortization		$14.0	14.8	14.3	14.5	11.1
Property, plant and equipment expenditures		$2.3	15.1	19.7	19.0	33.5
Intangible assets and other assets expenditures		$5.2	3.6	12.6	6.7	2.9
Capital employed		$965.5	924.6	881.2	875.3	862.6
Total backlog		$3,607.0	4,101.2	4,241.3	4,139.6	3,197.4

Revenue up 2% over last quarter and up 6% over the second quarter of fiscal 2017

The increase over last quarter was mainly due to higher revenue from Middle Eastern, European and North American programs, partially offset by an unfavourable foreign exchange impact on the translation of foreign operations.

The increase over the second quarter of fiscal 2017 was mainly due to higher revenue from Middle Eastern, North American and European programs, partially offset by unfavourable foreign exchange impact on the translation of foreign operations and by lower revenue from Australian programs.

Revenue year to date was $531.9 million, $21.4 million or 4% higher than the same period last year. The increase was mainly due to higher revenue from Middle Eastern and European programs, partially offset by lower revenue from Australian programs and an unfavourable foreign exchange impact on the translation of foreign operations.

CAE Second Quarter Report 2018 | 19

Management’s Discussion and Analysis

Segment operating income up 14% over last quarter and up 3% over the second quarter of fiscal 2017

Segment operating income was $30.0 million (11.2% of revenue) this quarter, compared to $26.3 million (10.0% of revenue) last quarter and $29.0 million (11.5% of revenue) in the second quarter of fiscal 2017.

The increase over last quarter was mainly due to lower selling, general and administrative expenses, higher margins on North American programs and higher volume on Middle Eastern programs, partially offset by lower margins on European and Australian programs combined with lower income from our joint ventures and an unfavourable foreign exchange impact on the translation of foreign operations.

The increase over the second quarter of fiscal 2017 was mainly due lower selling, general and administrative expenses, higher margins on North American and Asian programs and higher volume on Middle Eastern programs, partially offset by lower margins on Australian and European programs, higher net research and development expenses and an unfavourable foreign exchange impact on the translation of foreign operations.

Segment operating income for the first six months of the year was $56.3 million (10.6% of revenue), $1.1 million or 2% lower than the same period last year. The decrease was mainly due to lower margins on Australian programs and higher net research and development expenses, partially offset by higher margins on Asian and North American programs, higher volume from Middle Eastern programs and higher income from our joint ventures.

Capital employed increased by $40.9 million from last quarter

The increase over last quarter was mainly due to higher non-cash working capital mainly as a result of lower accounts payable and accrued liabilities and a decrease in contracts in progress liabilities partially offset by lower property plant and equipment and intangible assets as a result of movements in foreign exchange rates.

Total backlog down 12% from last quarter
	Three months ended	Six months ended
(amounts in millions)	September 30, 2017	September 30, 2017
Obligated backlog, beginning of period	$2,696.0	$2,706.1
+ orders	515.5	777.9
- revenue	(268.7)	(531.9)
+ / - adjustments	(150.3)	(159.6)
Obligated backlog, end of period	$2,792.5	$2,792.5
Joint venture backlog (all obligated)	74.3	74.3
Unfunded backlog	740.2	740.2
Total backlog	$3,607.0	$3,607.0

Adjustments this quarter were mainly due to an unfavourable foreign exchange impact, the removal of the Initial Entry Rotary-Wing Instructor Support Services contract following the client's decision to award to the incumbent, and pending final outcome of our subsequent protest, and the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 1.92x. The ratio for the last 12 months was 1.53x.

This quarter, $131.9 million was added to the unfunded backlog and $158.6 million was transferred to obligated backlog.
An adjustment was made to the unfunded backlog to reflect the removal of the Initial Entry Rotary-Wing Instructor Support Services contract.

20 | CAE Second Quarter Report 2018

Management’s Discussion and Analysis

7.3       Healthcare

SECOND QUARTER OF FISCAL 2018 EXPANSIONS AND NEW INITIATIVES

New programs and products

-     We, together with ASA, launched the Anesthesia SimSTAT – Trauma, the first in a series of Anesthesia SimSTAT interactive screen-based simulation modules. Anesthesia SimSTAT – Trauma is specifically designed to offer anesthesia providers an advanced training involving accident victims;

-     We began delivering our clinical skills manikin, CAE Juno, this quarter and released accompanying learning modules for CAE Juno to facilitate the adoption of simulation-based learning in nurse education programs.

Other

-     Evidencing our thought leadership in healthcare simulation, Anesthesia SimSTAT, a screen-based simulation training platform developed with the ASA, earned the .orgCommunity Innovation 2017 Award. As well, we received the Unity Impact Award for our CAE VimedixAR ultrasound simulator, which integrates real-time interactive holograms of the human anatomy.

ORDERS

CAE Healthcare sales this quarter included:

-     13 patient simulators to a U.S. military base;

-     11 patient simulators, one ultrasound simulator and a centre management system to a Latin American military base;

-     One custom mobile training solution to a university in Costa Rica, the first in the region;

-     29 patient simulators, 20 skills manikins, 13 interventional simulators and 10 centre management systems for significant contracts to customers in the U.S., the Asia Pacific, Europe and the Middle East.

Financial results
(amounts in millions, except operating margins)		Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017
Revenue		$28.3	23.9	34.2	26.2	27.6
Segment operating income (loss)		$2.2	(1.6)	4.1	-	2.6
Operating margins	%	7.8	-	12.0	-	9.4
Depreciation and amortization		$3.1	3.6	3.8	3.5	3.3
Property, plant and equipment expenditures		$0.2	1.3	1.4	0.2	0.2
Intangible assets and other assets expenditures		$2.3	1.5	-	1.6	1.0
Capital employed		$206.4	213.4	224.3	222.8	214.1

Revenue up 18% over last quarter and up 3% over the second quarter of fiscal 2017

The increase over last quarter was mainly due to increased patient simulator revenue resulting from increased international sales through distributors and to military customers. The increase was partially offset by lower revenue from interventional simulators.

The increase over the second quarter of fiscal 2017 was mainly due to higher revenue from patient simulators and centre management solutions, partially offset by lower revenue from partnerships with OEMs.

Revenue year to date was $52.2 million, $1.9 million or 4% higher than the same period last year. The increase was mainly due to higher revenue from interventional simulators due to higher sales to military customers and higher revenue from centre management solutions, partially offset by lower revenue from partnerships with OEMs.

Segment operating income up over last quarter and down from the second quarter of fiscal 2017

Segment operating income was $2.2 million (7.8% of revenue) this quarter, compared to a segment operating loss of $1.6 million last quarter and segment operating income of $2.6 million (9.4% of revenue) in the second quarter of fiscal 2017.

The increase over last quarter was mainly due to higher revenue, as mentioned above, and a more favorable product mix. The increase was also due to lower selling, general and administrative expenses, as last quarter included a higher level of expenses for investments to support the Juno product launch.

The decrease from the second quarter of fiscal 2017 was mainly due to higher selling, general and administrative expenses.

Segment operating income for the first six months of the year was $0.6 million (1.1% of revenue), $1.9 million or 76% lower than the same period last year, mainly due to higher selling, general and administrative expenses.

Capital employed decreased by $7.0 million from last quarter

The decrease from last quarter was mainly due to lower intangible assets as a result of movements in foreign exchange rates.

CAE Second Quarter Report 2018 | 21

Management’s Discussion and Analysis

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7

8.1    Consolidated cash movements

	Three months ended			Six months ended
	September 30		June 30	September 30
(amounts in millions)	2017	2016	2017	2017	2016
Cash provided by continuing operating activities*	$107.2	$87.1	$91.0	$198.2	$193.9
Changes in non-cash working capital	(10.1)	(30.6)	(110.2)	(120.3)	(83.2)
Net cash provided by (used in) continuing operating activities	$97.1	$56.5	$(19.2)	$77.9	$110.7
Maintenance capital expenditures [7]	(13.8)	(9.9)	(14.9)	(28.7)	(24.4)
Other assets	(3.4)	1.1	(5.0)	(8.4)	(0.5)
Proceeds from the disposal of property, plant and equipment	10.8	1.2	5.1	15.9	2.3
Net payments to equity accounted investees	(4.0)	(2.7)	-	(4.0)	(8.8)
Dividends received from equity accounted investees	-	1.4	17.1	17.1	2.8
Dividends paid	(23.2)	(20.3)	(21.0)	(44.2)	(39.3)
Free cash flow from continuing operations [7]	$63.5	$27.3	$(37.9)	$25.6	$42.8
Growth capital expenditures [7]	(10.6)	(48.9)	(34.2)	(44.8)	(89.1)
Capitalized development costs	(6.0)	(6.5)	(6.1)	(12.1)	(14.9)
Common shares repurchased	(19.9)	(14.3)	(2.7)	(22.6)	(32.8)
Other cash movements, net	0.5	3.4	9.0	9.5	10.5
Business combinations, net of cash and cash
equivalents acquired	(24.7)	-	-	(24.7)	(10.9)
Net proceeds from disposal of interest in investment	114.0	-	-	114.0	-
Effect of foreign exchange rate changes on cash
and cash equivalents	(5.8)	5.1	1.4	(4.4)	(1.4)
Net increase (decrease) in cash before proceeds
and repayment of long-term debt	$111.0	$(33.9)	$(70.5)	$40.5	$(95.8)
* before changes in non-cash working capital

Free cash flow from continuing operations of $63.5 million this quarter

The increase over last quarter was mainly due to a lower investment in non-cash working capital and an increase in cash provided by continuing operating activities, partially offset by lower dividends received from equity accounted investees.

The increase from the second quarter of fiscal 2017 was mainly due to a lower investment in non-cash working capital and an increase in cash provided by continuing operating activities.

Free cash flow year to date was $25.6 million, $17.2 million lower than the same period last year. The decrease was mainly attributable to a higher investment in non-cashing working capital, partially offset by an increase in dividends received from equity accounted investees.

Capital expenditures of $24.4 million this quarter

Growth capital expenditures were $10.6 million this quarter and $44.8 million for the first six months of the year. Maintenance capital expenditures were $13.8 million this quarter and $28.7 million for the first six months of the year.

Business combinations of $24.7 million for the quarter

The cash movement resulting from business combinations was due to the acquisition of a portfolio of training assets of a full-flight simulator leasing business.

Net proceeds from disposal of interest in investment of $114.0 million

The net proceeds from disposal of interest in investment was due to the sale of our equity interest in the joint venture ZFTC.

22 | CAE Second Quarter Report 2018

7 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION8

9.1       Consolidated capital employed

	As at September 30	As at June 30	As at March 31
(amounts in millions)	2017	2017	2017
Use of capital:
Current assets	$1,910.2	$1,867.7	$1,919.7
Less: cash and cash equivalents	(541.0)	(431.9)	(504.7)
Current liabilities	(1,133.5)	(1,185.3)	(1,273.9)
Less: current portion of long-term debt	47.0	50.0	51.9
Non-cash working capital[8]	$282.7	$300.5	$193.0
Property, plant and equipment	1,581.4	1,599.9	1,582.6
Other long-term assets	1,701.0	1,835.4	1,852.5
Other long-term liabilities	(783.6)	(806.2)	(796.4)
Total capital employed	$2,781.5	$2,929.6	$2,831.7
Source of capital:
Current portion of long-term debt	$47.0	$50.0	$51.9
Long-term debt	1,163.8	1,186.2	1,203.5
Less: cash and cash equivalents	(541.0)	(431.9)	(504.7)
Net debt[8]	$669.8	$804.3	$750.7
Equity attributable to equity holders of the Company	2,050.3	2,064.6	2,020.8
Non-controlling interests	61.4	60.7	60.2
Source of capital	$2,781.5	$2,929.6	$2,831.7

Capital employed decreased $148.1 million from last quarter

The decrease was mainly due to lower other long-term assets, property, plant and equipment and non-cash working capital, partially offset by a decrease in other-long term liabilities.

Our return on capital employed8 (ROCE) was 11.2% this quarter, compared to 10.7% last quarter.

Non-cash working capital decreased by $17.8 million from last quarter

The decrease was mainly due to higher deferred revenue, lower contracts in progress assets and lower inventories, partially offset by lower contract in progress liabilities and accounts payable and accrued liabilities.

Property, plant and equipment decreased $18.5 million from last quarter

The decrease was mainly due to depreciation and movements in foreign exchange rates, partially offset by the acquisition of a portfolio of training assets of a full-flight simulator leasing business and capital expenditures.

Other long-term assets decreased $134.4 million over last quarter

The decrease was mainly due to a lower investment in equity accounted investees mainly as a result of the sale of our equity interest in the joint venture ZFTC and lower intangible assets, primarily resulting from movements in foreign exchange rates.

CAE Second Quarter Report 2018 | 23

8 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

Change in net debt
	Three months ended	Six months ended
(amounts in millions, except net debt-to-capital)	September 30, 2017	September 30, 2017
Net debt, beginning of period	$804.3	$750.7
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	(111.0)	(40.5)
Effect of foreign exchange rate changes on long-term debt	(29.1)	(46.8)
Impact from business combinations	5.7	5.7
Other	(0.1)	0.7
Decrease in net debt during the period	$(134.5)	$(80.9)
Net debt, end of period	$669.8	$669.8
Net debt-to-capital [9]	% 24.1

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

We also have an agreement to sell certain of our accounts receivable (current financial assets program) for an amount up to
USD $150.0 million.

During the quarter, as part of our acquisition of a portfolio of training assets from a full-flight simulator leasing business, we acquired a term loan for the financing of a simulator. This represents a loan obligation of $5.7 million as at September 30, 2017.

We have certain debt agreements which require the maintenance of standard financial covenants. As at September 30, 2017, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the repurchase of common shares and the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity decreased by $13.6 million this quarter

The decrease in equity was mainly due to an unfavourable foreign currency translation of $32.7 million, an unfavourable share in the comprehensive income of equity accounted investees of $29.8 million and dividends of $23.2 million, partially offset by net income of $67.0 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 268,292,551 common shares issued and outstanding as at September 30, 2017 with total share capital of $627.9 million. In addition, we had 6,518,275 options outstanding under the Employee Stock Option Plan (ESOP).

As at October 31, 2017, we had a total of 268,154,150 common shares issued and outstanding and 6,501,875 options outstanding under the ESOP.9

Repurchase and cancellation of shares

On February 14, 2017 we announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,366,756 of our common shares, representing 2% of the 268,337,816 issued and outstanding common shares as of February 9, 2017. The NCIB began on February 23, 2017 and will end on February 22, 2018 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended September 30, 2017, we repurchased and cancelled a total of 954,100 common shares (2016 ‑ 829,100) under the NCIB, at a weighted average price of $20.84 per common share, for a total consideration of $19.9 million (2016 - $14.3 million). An excess of $17.7 million (2016 - $12.4 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.

24 | CAE Second Quarter Report 2018

9 Non-GAAP and other financial measures (see Section 5).

Management’s Discussion and Analysis

10.  BUSINESS COMBINATIONS

Acquisition of a portfolio of training assets

During the second quarter of fiscal 2018, we acquired a portfolio of training assets in North America and Europe from a full-flight simulator leasing business for cash consideration of $24.7 million. With this transaction, we obtained full-flight simulators presently in operation and various customer contracts.

The preliminary determination of the fair value of the identifiable assets acquired and liabilities assumed are as follows: $24.7 million of property plant and equipment, $5.7 million of goodwill and $5.7 million of non-current liabilities. The goodwill arising from the acquisition is attributable to the expansion of our customer installed base of commercial flight simulators, market capacity consolidation and expected synergies from combining operations.

The net assets acquired, including goodwill, are included in the Civil Aviation Training Solutions segment.

Asian Aviation Centre of Excellence Sdn. Bhd.

During the second quarter of fiscal 2018, we signed a sale and purchase agreement pursuant to which we will acquire the remaining 50% equity interest in Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) from AirAisia, for a cash consideration of US$90 million and a long term contingent cash consideration payable of up to US$10 million.

As a result, our interest in AACE would increase from 50 to 100%, obtaining control over AACE’s three training centres located in Malaysia, Singapore and Vietnam, as well as its 50 % interest in Philippine Academy of Aviation Training, a joint venture training centre between AACE and Cebu Pacific, located in Philippines.

The closing of the transaction is subject to customary closing conditions.

At the date of publication of this financial report, the closing conditions have not been met. The closing of the transaction is expected to occur during the third quarter of fiscal 2018.

11.  CHANGES IN ACCOUNTING POLICIES

New and amended standards adopted

The amendments to IFRS effective for the fiscal year 2018 have no material impact on our fiscal 2018 consolidated financial statements.

New and amended standards not yet adopted

IFRS 9 - Financial Instruments

In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. Our preliminary analysis has not identified any significant differences in respect to the classification and measurement of financial instruments.

IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

IFRS 9 is effective for annual periods beginning on April 1, 2018 for CAE. We continue to evaluate the impact of the new standard on our consolidated financial statements.

CAE Second Quarter Report 2018 | 25

IFRS 15 - Revenue from contracts with customers

In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. The new standard also intends to enhance disclosures on revenue. IFRS 15 supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations.

IFRS 15 is effective for annual periods beginning on April 1, 2018 for CAE. We have elected to apply IFRS 15 retrospectively and thus will restate our comparative results, with an opening adjustment to equity as at April 1, 2017.

We have conducted a preliminary assessment of the effects of the application of IFRS 15 on our interim and annual consolidated financial statements. Our preliminary analysis has identified that revenue from the sale of certain Civil training devices currently considered as construction contracts and accounted for under the percentage-of-completion method will not meet the requirements for revenue recognition over time. This change will result in the deferral of revenue recognition to the date when control is transferred to the customer instead of revenue recognition over the construction period. We are currently assessing the impact of this expected change on our consolidated financial statements.

As we progress in our assessment, we continue to evaluate the impact of the new standard on our consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16 - Leases. The new standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model for the lessee under which a lease liability and a right-of-use asset is recognized for all leases. IFRS 16 also substantially carries forward the lessor accounting requirements; accordingly, a lessor continues to classify its leases as operating leases or finance leases. IFRS 16 supersedes IAS 17 - Leases and related interpretations.

IFRS 16 will be effective for annual periods beginning on April 1, 2019 for CAE, with earlier application permitted if we also apply      IFRS 15. We are currently evaluating the impact of the new standard on our consolidated financial statements. Where we are the lessee, we expect that the adoption of IFRS 16 will result in the recognition of assets and liabilities on the consolidated statement of financial position for certain lease arrangements related to training devices and buildings that under current IFRS standards we classify as contractual obligations in the form of operating leases. We also expect a decrease of our rent expense and an increase of our finance and depreciation expenses resulting from the change to the recognition, measurement and presentation of lease expense.

12.  CONTROLS AND PROCEDURES

In the second quarter ended September 30, 2017, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

CAE Second Quarter Report 2018 | 26

13. SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2018
Revenue	$698.9	646.0	(1)	(1)	1,344.9
Net income	$65.4	67.0	(1)	(1)	132.4
Equity holders of the Company	$63.8	65.2	(1)	(1)	129.0
Non-controlling interests	$1.6	1.8	(1)	(1)	3.4
Basic and diluted EPS attributable to equity holders of the Company	$0.24	0.24	(1)	(1)	0.48
Average number of shares outstanding (basic)	268.6	268.7	(1)	(1)	268.6
Average number of shares outstanding (diluted)	269.8	269.9	(1)	(1)	269.8
Average exchange rate, U.S. dollar to Canadian dollar	1.35	1.26	(1)	(1)	1.30
Average exchange rate, Euro to Canadian dollar	1.48	1.47	(1)	(1)	1.48
Average exchange rate, British pound to Canadian dollar	1.72	1.64	(1)	(1)	1.68
Fiscal 2017
Revenue	$651.6	635.5	682.7	734.7	2,704.5
Net income	$69.3	48.9	69.3	69.1	256.6
Equity holders of the Company
Continuing operations	$68.7	48.3	67.6	67.4	252.0
Discontinued operations	$(0.1)	0.1	0.2	(0.7)	(0.5)
Non-controlling interests	$0.7	0.5	1.5	2.4	5.1
Basic EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.94
Continuing operations	$0.25	0.18	0.25	0.25	0.94
Discontinued operations	$-	-	-	-	-
Diluted EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.93
Continuing operations	$0.25	0.18	0.25	0.25	0.93
Discontinued operations	$-	-	-	-	-
Earnings per share before specific items	$0.26	0.21	0.26	0.31	1.03
Average number of shares outstanding (basic)	269.3	268.7	268.5	268.3	268.7
Average number of shares outstanding (diluted)	269.6	269.6	269.7	269.6	269.6
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.30	1.33	1.32	1.31
Average exchange rate, Euro to Canadian dollar	1.46	1.46	1.44	1.41	1.44
Average exchange rate, British pound to Canadian dollar	1.85	1.71	1.66	1.64	1.71
Fiscal 2016
Revenue	$557.0	616.8	616.3	722.5	2,512.6
Net income	$44.5	69.2	56.9	59.7	230.3
Equity holders of the Company
Continuing operations	$44.9	75.3	57.9	61.2	239.3
Discontinued operations	$(0.5)	(6.5)	(0.2)	(2.4)	(9.6)
Non-controlling interests	$0.1	0.4	(0.8)	0.9	0.6
Basic and diluted EPS attributable to equity holders of the Company	$0.17	0.26	0.21	0.22	0.85
Continuing operations	$0.17	0.28	0.21	0.23	0.89
Discontinued operations	$-	(0.02)	-	(0.01)	(0.04)
Earnings per share before specific items	$0.19	0.18	0.22	0.27	0.86
Average number of shares outstanding (basic)	267.4	268.6	269.3	269.9	268.8
Average number of shares outstanding (diluted)	267.8	268.9	269.7	270.2	269.2
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.31	1.33	1.38	1.31
Average exchange rate, Euro to Canadian dollar	1.36	1.46	1.46	1.52	1.45
Average exchange rate, British pound to Canadian dollar	1.88	2.03	2.02	1.97	1.98

(1) Not available

27 | CAE Second Quarter Report 2018

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

		September 30	March 31
(amounts in millions of Canadian dollars)	Notes	2017	2017
Assets
Cash and cash equivalents		$541.0	$504.7
Accounts receivable	4	516.4	548.4
Contracts in progress: assets		341.3	337.5
Inventories		386.8	416.3
Prepayments		61.2	63.8
Income taxes recoverable		32.7	25.6
Derivative financial assets	12	30.8	23.4
Total current assets		$1,910.2	$1,919.7
Property, plant and equipment		1,581.4	1,582.6
Intangible assets		915.9	944.0
Investment in equity accounted investees	9	262.0	378.4
Deferred tax assets		41.8	42.8
Derivative financial assets	12	16.9	16.0
Other assets		464.4	471.3
Total assets		$5,192.6	$5,354.8

Liabilities and equity
Accounts payable and accrued liabilities		$561.7	$695.2
Provisions		35.3	43.2
Income taxes payable		10.8	9.6
Deferred revenue		320.5	266.6
Contracts in progress: liabilities		148.4	191.9
Current portion of long-term debt		47.0	51.9
Derivative financial liabilities	12	9.8	15.5
Total current liabilities		$1,133.5	$1,273.9
Provisions		37.1	39.1
Long-term debt		1,163.8	1,203.5
Royalty obligations		134.6	138.5
Employee benefits obligations		162.7	157.7
Deferred gains and other non-current liabilities		212.3	217.8
Deferred tax liabilities		233.7	238.6
Derivative financial liabilities	12	3.2	4.7
Total liabilities		$3,080.9	$3,273.8
Equity
Share capital		$627.9	$615.4
Contributed surplus		21.0	19.4
Accumulated other comprehensive income		145.7	193.7
Retained earnings		1,255.7	1,192.3
Equity attributable to equity holders of the Company		$2,050.3	$2,020.8
Non-controlling interests		61.4	60.2
Total equity		$2,111.7	$2,081.0
Total liabilities and equity		$5,192.6	$5,354.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE Second Quarter Report 2018

Consolidated Interim Financial Statements

Consolidated Income Statement

		Three months ended		Six months ended
		September 30		September 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2017	2016	2017	2016
Continuing operations
Revenue	13	$646.0	$635.5	$1,344.9	$1,287.1
Cost of sales		458.0	448.6	944.2	910.2
Gross profit		$188.0	$186.9	$400.7	$376.9
Research and development expenses		30.0	25.9	62.3	50.9
Selling, general and administrative expenses		75.1	84.3	169.9	164.9
Other (gains) losses – net	9	(18.3)	3.7	(18.0)	6.4
After tax share in profit of equity accounted investees	13	(8.1)	(12.8)	(20.6)	(23.2)
Restructuring, integration and acquisition costs	10	-	9.6	-	12.7
Operating profit		$109.3	$76.2	$207.1	$165.2
Finance income	5	(3.3)	(2.8)	(6.5)	(5.1)
Finance expense	5	20.8	20.7	41.8	42.7
Finance expense – net		$17.5	$17.9	$35.3	$37.6
Earnings before income taxes		$91.8	$58.3	$171.8	$127.6
Income tax expense		24.8	9.5	39.4	9.4
Earnings from continuing operations		$67.0	$48.8	$132.4	$118.2
Discontinued operations
Earnings from discontinued operations		-	0.1	-	-
Net income		$67.0	$48.9	$132.4	$118.2
Attributable to:
Equity holders of the Company		$65.2	$48.4	$129.0	$117.0
Non-controlling interests		1.8	0.5	3.4	1.2
		$67.0	$48.9	$132.4	$118.2
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	7	$0.24	$0.18	$0.48	$0.43

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Second Quarter Report 2018 | 29

Consolidated Statement of Comprehensive Income

	Three months ended		Six months ended
	September 30		September 30
(amounts in millions of Canadian dollars)	2017	2016	2017	2016
Net income	$67.0	$48.9	$132.4	$118.2
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$(53.9)	$25.0	$(60.2)	$(7.8)
Net gain (loss) on long-term debt denominated in foreign
currency designated as hedges of net investments in foreign operations	19.2	(4.2)	31.4	(5.5)
Reclassification to income	(0.5)	(0.2)	(1.2)	(1.3)
Income taxes	2.5	(0.1)	3.8	2.5
	$(32.7)	$20.5	$(26.2)	$(12.1)
Net change in cash flow hedges
Effective portion of changes in fair value of derivatives
designated as cash flow hedges	$16.1	$(4.4)	$23.7	$1.8
Reclassification to income	(12.9)	5.8	(12.0)	8.3
Income taxes	(0.9)	(0.4)	(3.2)	(2.7)
	$2.3	$1.0	$8.5	$7.4
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial asset	$-	$-	$-	$(0.1)
	$-	$-	$-	$(0.1)
Share in the other comprehensive income of equity accounted investees
Share in the other comprehensive income of equity accounted investees	$(11.0)	$3.7	$(13.7)	$(1.7)
Reclassification to income	(18.8)	-	(18.8)	-
	$(29.8)	$3.7	$(32.5)	$(1.7)
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	$27.5	$(2.1)	$0.3	$(62.5)
Income taxes	(7.3)	0.6	(0.1)	16.8
	$20.2	$(1.5)	$0.2	$(45.7)
Other comprehensive (loss) income	$(40.0)	$23.7	$(50.0)	$(52.2)
Total comprehensive income	$27.0	$72.6	$82.4	$66.0
Attributable to:
Equity holders of the Company	$26.3	$71.9	$81.2	$65.2
Non-controlling interests	0.7	0.7	1.2	0.8
	$27.0	$72.6	$82.4	$66.0
Total comprehensive income attributable to equity holders of the Company:
Continuing operations	$26.3	$71.8	$81.2	$65.2
Discontinued operations	-	0.1	-	-
	$26.3	$71.9	$81.2	$65.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

30 | CAE Second Quarter Report 2018

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity
		Attributable to equity holders of the Company
Six months ended September 30, 2017		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		268,397,224	$615.4	$19.4	$193.7	$1,192.3	$2,020.8	$60.2	$2,081.0
Net income		-	$-	$-	$-	$129.0	$129.0	$3.4	$132.4
Other comprehensive (loss) income:
Foreign currency translation		-	-	-	(24.0)	-	(24.0)	(2.2)	(26.2)
Net change in cash flow hedges		-	-	-	8.5	-	8.5	-	8.5
Share in the other comprehensive income of
equity accounted investees		-	-	-	(32.5)	-	(32.5)	-	(32.5)
Defined benefit plan remeasurements		-	-	-	-	0.2	0.2	-	0.2
Total comprehensive (loss) income		-	$-	$-	$(48.0)	$129.2	$81.2	$1.2	$82.4
Stock options exercised		902,400	11.4	-	-	-	11.4	-	11.4
Optional cash purchase		1,082	-	-	-	-	-	-	-
Common shares repurchased and cancelled	7	(1,077,400)	(2.5)	-	-	(20.1)	(22.6)	-	(22.6)
Transfer upon exercise of stock options		-	2.1	(2.1)	-	-	-	-	-
Share-based payments		-	-	3.7	-	-	3.7	-	3.7
Stock dividends	7	69,245	1.5	-	-	(1.5)	-	-	-
Cash dividends	7	-	-	-	-	(44.2)	(44.2)	-	(44.2)
Balances, end of period		268,292,551	$627.9	$21.0	$145.7	$1,255.7	$2,050.3	$61.4	$2,111.7
		Attributable to equity holders of the Company
Six months ended September 30, 2016		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		269,634,816	$601.7	$18.3	$220.7	$1,048.0	$1,888.7	$51.6	$1,940.3
Net income		-	$-	$-	$-	$117.0	$117.0	$1.2	$118.2
Other comprehensive (loss) income :
Foreign currency translation		-	-	-	(11.7)	-	(11.7)	(0.4)	(12.1)
Net change in cash flow hedges		-	-	-	7.4	-	7.4	-	7.4
Net change in available-for-sale financial instruments		-	-	-	(0.1)	-	(0.1)	-	(0.1)
Share in the other comprehensive income of
equity accounted investees		-	-	-	(1.7)	-	(1.7)	-	(1.7)
Defined benefit plan remeasurements		-	-	-	-	(45.7)	(45.7)	-	(45.7)
Total comprehensive (loss) income		-	$-	$-	$(6.1)	$71.3	$65.2	$0.8	$66.0
Stock options exercised		860,460	10.5	-	-	-	10.5	-	10.5
Optional cash purchase		1,637	-	-	-	-	-	-	-
Common shares repurchased and cancelled	7	(2,024,400)	(4.6)	-	-	(28.2)	(32.8)	-	(32.8)
Transfer upon exercise of stock options		-	2.2	(2.2)	-	-	-	-	-
Share-based payments		-	-	2.9	-	-	2.9	-	2.9
Additions to non-controlling interests		-	-	-	-	-	-	3.9	3.9
Stock dividends	7	138,084	2.4	-	-	(2.4)	-	-	-
Cash dividends	7	-	-	-	-	(39.3)	(39.3)	-	(39.3)
Balances, end of period		268,610,597	$612.2	$19.0	$214.6	$1,049.4	$1,895.2	$56.3	$1,951.5

The balance of retained earnings and accumulated other comprehensive income as at September 30, 2017 was $1,401.4 million (2016 – $1,264.0 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Second Quarter Report 2018 | 31

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

Six months ended September 30
(amounts in millions of Canadian dollars)	Notes	2017		2016
Operating activities
Earnings from continuing operations		$132.4		$118.2
Adjustments for:
Depreciation of property, plant and equipment	13	59.8		62.3
Amortization of intangible and other assets	13	42.7		42.9
After tax share in profit of equity accounted investees		(20.6)		(23.2)
Deferred income taxes		6.3		0.2
Investment tax credits		(5.5)		(9.7)
Share-based compensation		2.0		3.3
Defined benefit pension plans		4.7		6.7
Amortization of other non-current liabilities		(20.0)		(36.3)
Derivative financial assets and liabilities – net		(0.1)		13.2
Gain on disposal of interest in investment	9	(14.3)		-
Other		10.8		16.3
Changes in non-cash working capital	11	(120.3)		(83.2)
Net cash provided by operating activities		$77.9		$110.7
Investing activities
Business combinations, net of cash and cash equivalents acquired	3	$(24.7)		$(10.9)
Net proceeds from disposal of interest in investment	9	114.0		-
Capital expenditures for property, plant and equipment		(73.5)		(113.5)
Proceeds from disposal of property, plant and equipment		15.9		2.3
Capitalized development costs		(12.1)		(14.9)
Enterprise resource planning (ERP) and other software		(8.4)		(5.0)
Net payments to equity accounted investees		(4.0)		(8.8)
Dividends received from equity accounted investees		17.1		2.8
Other		-		4.5
Net cash provided by (used in) investing activities		$24.3		$(143.5)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities		$96.0		$343.5
Repayment of borrowing under revolving unsecured credit facilities		(96.0)		(308.5)
Proceeds from long-term debt		17.9		14.8
Repayment of long-term debt		(15.1)		(87.0)
Repayment of finance lease		(7.0)		(9.3)
Dividends paid		(44.2)		(39.3)
Common stock issuance		11.4		10.5
Repurchase of common shares	7	(22.6)		(32.8)
Other		(1.9)		-
Net cash used in financing activities		$(61.5)		$(108.1)
Effect of foreign exchange rate changes on cash
and cash equivalents		$(4.4)		$(1.4)
Net increase (decrease) in cash and cash equivalents		$36.3		$(142.3)
Cash and cash equivalents, beginning of period		504.7		485.6
Cash and cash equivalents, end of period		$541.0		$343.3
Supplemental information:
Dividends received		$17.1		$2.8
Interest paid		32.5	1	34.8
Interest received		5.8	1	4.2
Income taxes paid		22.2	1	16.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements

(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on November 10, 2017.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)    Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)   Defence and Security – Is a training systems integrator for defence forces across the air, land and naval domains and for government organizations responsible for public safety;

(iii)   Healthcare – Designs and manufactures simulators, audiovisual and simulation centre management solutions, develops courseware and offers services for training of medical, nursing and allied healthcare students as well as medical practitioners worldwide.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Aviation Training Solutions segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

Order intake for the Defence and Security segment can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2017, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2017.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada
Handbook – Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, available-for-sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

CAE Second Quarter Report 2018 | 33

Notes to the Consolidated Interim Financial Statements

Use of judgements, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2017, with the exception of changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

NOTE 2 – cHANGES IN ACCOUNTING POLICIES

New and amended standards adopted by the Company

The amendments to IFRS effective for the fiscal year 2018 have no material impact on the Company’s fiscal 2018 consolidated financial statements.

New and amended standards not yet adopted by the Company

IFRS 9 - Financial Instruments

In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. The Company’s preliminary analysis has not identified any significant differences in respect to the classification and measurement of financial instruments.

IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

For the Company, IFRS 9 is effective for annual periods beginning on April 1, 2018. The Company continues to evaluate the impact of the new standard on its consolidated financial statements.

IFRS 15 - Revenue from contracts with customers

In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The new standard also intends to enhance disclosures on revenue. IFRS 15 supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations.

For the Company, IFRS 15 is effective for annual periods beginning on April 1, 2018. The Company has elected to apply IFRS 15 retrospectively and thus will restate its comparative results, with an opening adjustment to equity as at April 1, 2017.

The Company has conducted a preliminary assessment of the effects of the application of IFRS 15 on its interim and annual consolidated financial statements. The Company’s preliminary analysis has identified that revenue from the sale of certain Civil training devices currently considered as construction contracts and accounted for under the percentage-of-completion method will not meet the requirements for revenue recognition over time. This change will result in the deferral of revenue recognition to the date when control is transferred to the customer instead of revenue recognition over the construction period. The Company is currently assessing the impact of this expected change on its consolidated financial statements.

As the Company progresses in its assessment, it continues to evaluate the impact of the new standard on its consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16 - Leases. The new standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model for the lessee under which a lease liability and a right-of-use asset is recognized for all leases. IFRS 16 also substantially carries forward the lessor accounting requirements; accordingly, a lessor continues to classify its leases as operating leases or finance leases. IFRS 16 supersedes IAS 17 - Leases and related interpretations.

For the Company, IFRS 16 will be effective for annual periods beginning on April 1, 2019, with earlier application permitted if the Company also applies IFRS 15. The Company is currently evaluating the impact of the new standard on its consolidated financial statements. Where the Company is the lessee, it expects that the adoption of IFRS 16 will result in the recognition of assets and liabilities on the consolidated statement of financial position for certain lease arrangements related to training devices and buildings that under current IFRS standards the Company classify as contractual obligations in the form of operating leases. The Company also expects a decrease of its rent expense and an increase of its finance and depreciation expenses resulting from the change to the recognition, measurement and presentation of lease expense.

34 | CAE Second Quarter Report 2018

NOTE 3 – BUSINESS COMBINATIONS

Acquisition of a portfolio of training assets

During the second quarter of fiscal 2018, the Company acquired a portfolio of training assets in North America and Europe from a full‑flight simulator leasing business for cash consideration of $24.7 million. With this transaction, the Company obtained full-flight simulators presently in operation and various customer contracts.

The preliminary determination of the fair value of the identifiable assets acquired and liabilities assumed are as follows: $24.7 million of property plant and equipment, $5.7 million of goodwill and $5.7 million of non-current liabilities. The goodwill arising from the acquisition is attributable to the expansion of CAE’s customer installed base of commercial flight simulators, market capacity consolidation and expected synergies from combining operations.

The net assets acquired, including goodwill, are included in the Civil Aviation Training Solutions segment.

Asian Aviation Centre of Excellence Sdn. Bhd.

During the second quarter of fiscal 2018, the Company signed a sale and purchase agreement pursuant to which it will acquire the remaining 50% equity interest in Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) from AirAisia, for a cash consideration of US$90 million and a long term contingent cash consideration payable of up to US $10 million.

As a result, the Company’s interest in AACE would increase from 50 to 100%, obtaining control over AACE’s three training centres located in Malaysia, Singapore and Vietnam, as well as its 50% interest in Philippine Academy of Aviation Training, a joint venture training centre between AACE and Cebu Pacific, located in Philippines.

The closing of the transaction is subject to customary closing conditions.

At the date of publication of these interim consolidated financial statements, the closing conditions have not been met. The closing of the transaction is expected to occur during the third quarter of fiscal 2018.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:

	September 30	March 31
	2017	2017
Current trade receivables	$156.1	$207.5
Past due trade receivables
1-30 days	45.3	56.8
31-60 days	19.9	14.5
61-90 days	16.0	13.0
Greater than 90 days	71.1	56.4
Allowance for doubtful accounts	(13.4)	(14.5)
Total trade receivables	$295.0	$333.7
Accrued receivables	115.3	105.8
Receivables from related parties (Note 14)	39.6	54.0
Other receivables	66.5	54.9
Total accounts receivable	$516.4	$548.4

35 | CAE Second Quarter Report 2018

Notes to the Consolidated Interim Financial Statements

NOTE 5 – finance EXPENSE – NET

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Finance expense:
Long-term debt (other than finance leases)	$13.1	$13.2	$26.3	$26.7
Finance leases	2.3	2.4	4.8	5.2
Royalty obligations	2.7	2.6	5.4	5.1
Employee benefits obligations	1.2	1.3	2.4	2.6
Financing cost amortization	0.4	0.4	0.7	0.7
Other	1.8	1.5	3.9	3.9
Borrowing costs capitalized (1)	(0.7)	(0.7)	(1.7)	(1.5)
Finance expense	$20.8	$20.7	$41.8	$42.7
Finance income:
Loans and finance lease contracts	$(2.5)	$(2.0)	$(4.9)	$(3.9)
Other	(0.8)	(0.8)	(1.6)	(1.2)
Finance income	$(3.3)	$(2.8)	$(6.5)	$(5.1)
Finance expense – net	$17.5	$17.9	$35.3	$37.6

(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.33% for the three months ended September 30, 2017 (2016 – 4.33%) and 4.34% for the three months ended June 30, 2017 (2016 – 4.55%).

NOTE 6 – GOVERNMENT Participation

The following table provides aggregate information regarding net contributions recognized and amounts not yet received for the projects New Core Markets, Innovate and SimÉco 4.0:

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Net outstanding contribution receivable, beginning of period	$6.4	$8.0	$6.3	$7.7
Contributions	6.7	8.5	13.9	16.7
Payments received	(6.5)	(8.0)	(13.6)	(15.9)
Net outstanding contribution receivable, end of period	$6.6	$8.5	$6.6	$8.5

The aggregate contributions recognized for all programs are as follows:
	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Contributions credited to capitalized expenditures:
Project New Core Markets	$0.5	$0.3	$1.0	$0.5
Project Innovate	0.4	1.2	1.0	2.5
Project SimÉco 4.0	0.3	-	0.6	-
Contributions credited to income:
Project New Core Markets	0.4	0.5	1.2	1.2
Project Innovate	4.6	6.5	9.2	12.5
Project SimÉco 4.0	0.5	-	0.9	-
Total contributions:
Project New Core Markets	$0.9	$0.8	$2.2	$1.7
Project Innovate	5.0	7.7	10.2	15.0
Project SimÉco 4.0	0.8	-	1.5	-

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

CAE Second Quarter Report 2018 | 36

Notes to the Consolidated Interim Financial Statements

NOTE 7 – SHARE CAPITAL, Earnings per share and dividends

Share capital

Repurchase and cancellation of common shares

On February 14, 2017 the Company announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,366,756 of its common shares, representing 2% of the 268,337,816 issued and outstanding common shares as of February 9, 2017. The NCIB began on February 23, 2017 and will end on February 22, 2018 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

During the six months ended September 30, 2017, the Company repurchased and cancelled a total of 1,077,400 common shares (2016 – 2,024,400) under the NCIB, at a weighted average price of $20.97 per common share, for a total consideration of                                     $22.6 million (2016 – $32.8 million). An excess of $20.1 million (2016 – $28.2 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Weighted average number of common shares outstanding	268,706,139	268,700,234	268,640,173	268,982,788
Effect of dilutive stock options	1,178,035	885,240	1,198,510	549,857
Weighted average number of common shares outstanding
for diluted earnings per share calculation	269,884,174	269,585,474	269,838,683	269,532,645

For the three and six months ended September 30, 2017, options to acquire 1,950,100 common shares (2016 – 46,700) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends

The dividends declared for the second quarter of fiscal 2018 were $24.2 million or $0.09 per share (2017 – $21.5 million or $0.08 per share). For the first six months of fiscal 2018, dividends declared were $45.7 million or $0.17 per share (2017 – $41.7 million or $0.155 per share).

NOTE 8 – EMPLOYEE compensation

The total employee compensation expense recognized in the determination of net income is as follows:

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Salaries and other short-term employee benefits	$208.0	$193.9	$428.4	$402.9
Share-based payments, net of equity swap	3.2	8.0	20.7	16.7
Post-employment benefits – defined benefit plans(1)	7.9	7.5	15.7	15.3
Post-employment benefits – defined contribution plans	3.0	3.9	6.3	6.4
Termination benefits	0.8	4.5	1.5	7.0
Total employee compensation expense(2)	$222.9	$217.8	$472.6	$448.3
(1) Includes net interest on employee benefits obligations.

(2) Certain members of key management may have employment agreements with clauses for payment in case of termination without cause and payment in case of termination of employment following a change in control. All such employment agreements are for an indeterminate term. Please refer to the 2017 CAE Inc. Management Proxy Circular for more information.

37 | CAE Second Quarter Report 2018

Notes to the Consolidated Interim Financial Statements

NOTE 9 – other gains (LOSSES) – net

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Disposal of property, plant and equipment	$4.3	$0.5	$5.2	$0.2
Net foreign exchange losses	(0.8)	(5.0)	(2.4)	(7.1)
Disposal of interest in investment	14.3	-	14.3	-
Other	0.5	0.8	0.9	0.5
Other gains (losses) – net	$18.3	$(3.7)	$18.0	$(6.4)

Disposal of interest in investment

During the second quarter of fiscal 2018, the Company disposed of its 49% interest in Zhuhai Xiang Yi Aviation Technology Company Limited, an equity accounted investee, for a net cash proceeds of $114.0 million. Upon disposal of this investment, $6.3 million of goodwill was derecognized and an impairment of $7.0 million was recognized with respect to a related investment in an equity accounted investee. The Company realized a net gain on disposal of $14.3 million.

NOTE 10 – Restructuring, INTEGRATION AND ACQUISITION costs

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Restructuring costs	$-	$7.6	$-	$10.1
Integration costs	-	1.1	-	1.5
Acquisition costs	-	0.9	-	1.1
Restructuring, integration and acquisition costs	$-	$9.6	$-	$12.7

Restructuring costs

Restructuring costs represent costs related to the Company’s process improvement program implemented during fiscal 2016 and to the acquisition of Lockheed Martin Commercial Flight Training (LMCFT) in fiscal 2017. These costs consist mainly of severances, costs to exit leases and other related costs, including the associated employee benefits obligation expense. The restructuring costs related to the Company’s process improvement program and to the acquisition of LMCFT were completed during fiscal 2017.

Integration costs

Integration costs represent incremental costs directly related to the integration of LMCFT in the Company’s ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities.

Acquisition costs

Acquisition costs represent costs directly related to the acquisition of LMCFT. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

CAE Second Quarter Report 2018 | 38

Notes to the Consolidated Interim Financial Statements

NOTE 11 – SUPPLEMENTARY CASH FLOWS Information

Changes in non-cash working capital are as follows:

Six months ended September 30	2017	2016
Cash provided by (used in) non-cash working capital:
Accounts receivable	$32.7	$(34.2)
Contracts in progress: assets	(20.1)	34.1
Inventories	(1.0)	(55.5)
Prepayments	(8.4)	(3.8)
Income taxes recoverable	9.8	7.9
Accounts payable and accrued liabilities	(121.6)	(86.0)
Provisions	(13.9)	(0.9)
Income taxes payable	(10.1)	(6.3)
Deferred revenue	55.3	3.1
Contracts in progress: liabilities	(43.0)	58.4
Changes in non-cash working capital	$(120.3)	$(83.2)

NOTE 12 – Fair value of financial Instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)     The fair value of cash and cash equivalents,  accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately, is determined using valuation techniques and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)   The fair value of the available-for-sale investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)   The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(v)    The fair value of provisions, long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

39 | CAE Second Quarter Report 2018

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows at September 30, 2017:

							Carrying Value			Fair Value
	At		Available-		Loans &
	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$541.0		$-		$-		$-		$541.0	$541.0
Accounts receivable	-		-		488.1	(3)	-		488.1	488.1
Contracts in progress: assets	-		-		341.3		-		341.3	341.3
Derivative financial assets	8.0		-		-		39.7		47.7	47.7
Other assets	26.3	(4)	1.4	(5)	157.1	(6)	-		184.8	197.6
	$575.3		$1.4		$986.5		$39.7		$1,602.9	$1,615.7

							Carrying Value			Fair Value
					Other
			At		Financial
		FVTPL		(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$506.2	(7)	$-		$506.2	$506.2
Provisions			0.1		29.5		-		29.6	29.6
Total long-term debt			-		1,213.2	(8)	-		1,213.2	1,275.6
Other non-current liabilities			-		150.2	(9)	-		150.2	170.6
Derivative financial liabilities			6.3		-		6.7		13.0	13.0
			$6.4		$1,899.1		$6.7		$1,912.2	$1,995.0

The carrying values and fair values of financial instruments, by class, were as follows at March 31, 2017:

							Carrying Value			Fair Value
	At		Available-		Loans &
	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$504.7		$-		$-		$-		$504.7	$504.7
Accounts receivable	-		-		526.4	(3)	-		526.4	526.4
Contracts in progress: assets	-		-		337.5		-		337.5	337.5
Derivative financial assets	12.2		-		-		27.2		39.4	39.4
Other assets	26.0	(4)	1.4	(5)	167.6	(6)	-		195.0	210.7
	$542.9		$1.4		$1,031.5		$27.2		$1,603.0	$1,618.7

							Carrying Value			Fair Value
					Other
			At		Financial
		FVTPL		(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$615.0	(7)	$-		$615.0	$615.0
Provisions			0.1		39.3		-		39.4	39.4
Total long-term debt			-		1,258.2	(8)	-		1,258.2	1,340.3
Other non-current liabilities			-		146.5	(9)	-		146.5	170.4
Derivative financial liabilities			9.8		-		10.4		20.2	20.2
			$9.9		$2,059.0		$10.4		$2,079.3	$2,185.3
(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

CAE Second Quarter Report 2018 | 40

Notes to the Consolidated Interim Financial Statements

The Company did not elect to voluntarily designate any financial instruments at FVTPL; moreover, there have not been any changes to the classification of the financial instruments since inception.

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly
(i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial instruments, by class, which are recognized at fair value:

		September 30				March 31
			2017			2017
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$541.0	$-	$541.0	$504.7	$-	$504.7
Restricted cash	26.3	-	26.3	26.0	-	26.0
Forward foreign currency contracts	7.1	-	7.1	7.4	-	7.4
Embedded foreign currency derivatives	0.9	-	0.9	1.8	-	1.8
Equity swap agreements	-	-	-	3.0	-	3.0
Available-for-sale	-	1.4	1.4	-	1.4	1.4
Derivatives designated in a hedge relationship
Forward foreign currency contracts	28.4	-	28.4	10.8	-	10.8
Foreign currency swap agreements	11.3	-	11.3	16.4	-	16.4
	$615.0	$1.4	$616.4	$570.1	$1.4	$571.5
Financial liabilities
At FVTPL
Contingent consideration arising on business combinations	$-	$0.1	$0.1	$-	$0.1	$0.1
Forward foreign currency contracts	5.4	-	5.4	9.8	-	9.8
Equity swap agreements	0.9	-	0.9	-	-	-
Derivatives designated in a hedge relationship
Forward foreign currency contracts	6.5	-	6.5	10.0	-	10.0
Interest rate swap agreements	0.2	-	0.2	0.4	-	0.4
	$13.0	$0.1	$13.1	$20.2	$0.1	$20.3

Changes in level 3 financial instruments are as follows:

			Three months ended		Six months ended
			September 30		September 30
			2017	2016	2017	2016
Balance, beginning of period			$1.3	$1.1	$1.3	$1.0
Total realized and unrealized losses :
Included in other comprehensive income			-	-	-	(0.1)
Issued and settled			-	(0.2)	-	-
Balance, end of period			$1.3	$0.9	$1.3	$0.9

CAE Second Quarter Report 2018 | 41

Notes to the Consolidated Interim Financial Statements

NOTE 13 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended September 30	2017	2016	2017	2016	2017	2016	2017	2016
External revenue	$349.0	$354.7	$268.7	$253.2	$28.3	$27.6	$646.0	$635.5
Depreciation and amortization
Property, plant and equipment	22.9	25.5	5.1	4.1	0.6	0.6	28.6	30.2
Intangible and other assets	8.9	8.5	8.9	7.0	2.5	2.7	20.3	18.2
Write-downs of inventories – net	0.3	0.5	0.2	0.5	-	0.1	0.5	1.1
Write-downs (reversals of write-downs)
of accounts receivable – net	0.2	1.6	-	(0.1)	-	0.1	0.2	1.6
After tax share in profit of equity
accounted investees	6.5	10.4	1.6	2.4	-	-	8.1	12.8
Segment operating income	77.1	54.2	30.0	29.0	2.2	2.6	109.3	85.8

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Six months ended September 30	2017	2016	2017	2016	2017	2016	2017	2016
External revenue	$760.8	$726.3	$531.9	$510.5	$52.2	$50.3	$1,344.9	$1,287.1
Depreciation and amortization
Property, plant and equipment	48.2	52.7	10.3	8.3	1.3	1.3	59.8	62.3
Intangible and other assets	18.8	16.9	18.5	20.7	5.4	5.3	42.7	42.9
Write-downs (reversals of write-downs)
of inventories – net	1.9	0.3	0.4	0.6	-	(0.1)	2.3	0.8
Write-downs (reversals of write-downs)
of accounts receivable – net	0.1	2.5	-	(0.1)	(0.1)	-	-	2.4
After tax share in profit of equity
accounted investees	15.3	19.2	5.3	4.0	-	-	20.6	23.2
Segment operating income	150.2	118.0	56.3	57.4	0.6	2.5	207.1	177.9

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:
					Three months ended		Six months ended
					September 30		September 30
					2017	2016	2017	2016
Civil Aviation Training Solutions					$23.8	$30.4	$62.5	$66.1
Defence and Security					7.5	36.4	26.2	64.7
Healthcare					2.5	1.2	5.3	2.8
Total capital expenditures					$33.8	$68.0	$94.0	$133.6

42 | CAE Second Quarter Report 2018

Notes to the Consolidated Interim Financial Statements

Operating profit
The following table provides a reconciliation between total segment operating income and operating profit:

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Total segment operating income	$109.3	$85.8	$207.1	$177.9
Restructuring, integration and acquisition costs (Note 10)	-	(9.6)	-	(12.7)
Operating profit	$109.3	$76.2	$207.1	$165.2

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

September 30	March 31
2017	2017
Assets employed
Civil Aviation Training Solutions	$2,663.3	$2,821.1
Defence and Security	1,342.7	1,363.6
Healthcare	241.9	264.0
Assets not included in assets employed	944.7	906.1
Total assets	$5,192.6	$5,354.8
Liabilities employed
Civil Aviation Training Solutions	$812.7	$835.8
Defence and Security	377.2	482.4
Healthcare	35.5	39.7
Liabilities not included in liabilities employed	1,855.5	1,915.9
Total liabilities	$3,080.9	$3,273.8

Products and services information
The Company's revenue from external customers for its products and services are as follows:

Three months ended	Six months ended
September 30	September 30
2017	2016	2017	2016
Revenue
Simulation products	$290.0	$279.9	$594.5	$559.6
Training and services	356.0	355.6	750.4	727.5
$646.0	$635.5	$1,344.9	$1,287.1

CAE Second Quarter Report 2018 | 3

Notes to the Consolidated Interim Financial Statements

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers.           Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Revenue from external customers
Canada	$58.0	$65.9	$128.8	$130.6
United States	228.3	243.3	474.8	459.2
United Kingdom	61.9	64.0	129.4	129.3
Germany	21.4	21.7	40.8	42.2
Netherlands	19.3	22.9	42.6	44.2
Other European countries	73.8	82.2	146.1	169.1
United Arab Emirates	28.2	6.2	56.9	25.4
China	61.6	29.0	87.5	70.6
Other Asian countries	59.5	67.2	173.2	149.1
Australia	13.9	16.1	27.0	31.9
Other countries	20.1	17.0	37.8	35.5
	$646.0	$635.5	$1,344.9	$1,287.1

	September 30	March 31
	2017	2017
Non-current assets other than financial instruments and deferred tax assets
Canada	$920.1	$1,051.1
United States	916.2	988.1
Brazil	110.8	124.9
United Kingdom	218.6	218.0
Luxembourg	182.6	182.9
Netherlands	220.9	159.0
Other European countries	291.2	274.0
Asian countries	105.1	109.1
Other countries	73.4	74.2
	$3,038.9	$3,181.3

NOTE 14 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures:

	September 30	March 31
	2017	2017
Accounts receivable (Note 4)	$39.6	$54.0
Contracts in progress: assets	13.1	14.2
Other assets	25.0	27.4
Accounts payable and accrued liabilities	15.3	15.3
Contracts in progress: liabilities	3.9	25.9

Other assets include a finance lease receivable of $10.3 million (March 31, 2017 – $12.4 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, a loan receivable of $8.5 million (March 31, 2017 – $8.4 million) maturing June 2026 and carrying a fixed interest rate of ten years Euro swap rate plus a spread of 2.50%, and a long-term interest free account receivable of $6.2 million (March 31, 2017 – $6.6 million) with no repayment term. As at September 30, 2017 and March 31, 2017, there are no provisions held against the receivables from related parties.

44 | CAE Second Quarter Report 2018

Notes to the Consolidated Interim Financial Statements

The following table presents the Company’s transactions with its joint ventures:

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Revenue	$11.6	$10.8	$46.9	$29.8
Purchases	1.2	0.5	2.3	1.1
Other income	0.5	0.5	0.8	0.9

In addition, during the second quarter of fiscal 2018, transactions amounting to $0.2 million (2017 – $0.4 million) were made, at normal market prices, with organizations for which some of the Company’s directors are officers. For the first half of fiscal 2018, these transactions amount to $0.4 million (2017 – $0.8 million).

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

	Three months ended		Six months ended
	September 30		September 30
	2017	2016	2017	2016
Salaries and other short-term employee benefits	$1.1	$1.2	$2.6	$2.8
Post-employment benefits – defined benefit plans(1)	0.4	0.3	0.9	0.6
Share-based payments	(0.6)	4.4	9.7	9.5
	$0.9	$5.9	$13.2	$12.9
(1) Includes net interest on employee benefits obligations.

45 | CAE Second Quarter Report 2018